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                                                           Exhibit No. (21)

                KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
                SIGNIFICANT SUBSIDIARIES OF THE CORPORATION


The following list includes the significant subsidiaries which were owned directly or indirectly by Kimberly-Clark Corporation, a Delaware corporation, Dallas, Texas, as of December 31, 1997. Kimberly-Clark's percentage ownership of each company is 100 percent unless otherwise indicated. The place of incorporation is the same as the location of the company except as shown parenthetically.


CONSOLIDATED SUBSIDIARIES:

Kimberly-Clark Canada Inc. and subsidiaries, Mississauga, Ontario, Canada Kimberly-Clark Tissue Company (Pennsylvania), Dallas, Texas
Kimberly-Clark Worldwide, Inc. (Delaware), Dallas Texas


EQUITY COMPANY:

Kimberly-Clark de Mexico, S.A. de C.V. and subsidiaries, Mexico City, Mexico (46.4%)